Milbank, Tweed, Hadley & McCloy LLP

28 Liberty Street

New York, New York 10005

September 25, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

Draft Registration Statement

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: North Atlantic Holding Company, Inc.

Draft Registration Statement on Form S-1

Ladies and Gentlemen:

 On behalf of our client, North Atlantic Holding Company, Inc., a Delaware corporation (the “Company”), we are confidentially submitting a draft Registration Statement on Form S-1 (the “Draft Registration Statement”) to the Staff of the Securities and Exchange Commission for confidential, non-public review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Draft Registration Statement submitted herewith relates to the initial public offering of the Company’s common stock.

 On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act, because its total gross revenues during the fiscal year ended December 31, 2014, its most recently completed fiscal year, were less than $1 billion. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the registration statement will be made at a later date, which in no event will be later than 21 days before the Company commences its road show.

If you have any questions or comments concerning this submission, please do not hesitate to call the undersigned at (212) 530-5301.

Very truly yours,

/s/ Brett Nadritch
Brett Nadritch